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17005576

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-09877

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen & Company of Florida INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 S. Florida Avenue
(No. and Street)

Lakeland	FL	33803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristen Benton (863) 616-6050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath, LLP
(Name – *if individual, state last, first, middle name*)

124 S. Florida Avenue, Suite 201,	Lakeland,	FL	33801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AKB

OATH OR AFFIRMATION

I, Ralph C. Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen & Company of Florida, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title


SANDRA J. STORY
Notary Public, State of Florida
My comm. expires March 30, 2019
Commission Number FF 208056

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN & COMPANY OF FLORIDA, INC.
Lakeland, Florida

FINANCIAL STATEMENTS
December 31, 2016

ALLEN & COMPANY OF FLORIDA, INC.
Lakeland, Florida

FINANCIAL STATEMENTS
December 31, 2016

CONTENTS



Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Allen & Company of Florida, Inc.
Lakeland, Florida

We have audited the accompanying statement of financial condition of Allen & Company of Florida, Inc., as of December 31, 2016, and the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of Allen & Company of Florida, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen & Company of Florida, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 ("Schedule I") and Schedule II - Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3 ("Schedule II") have been subjected to audit procedures performed in conjunction with the audit of Allen & Company of Florida, Inc.'s financial statements. Schedule I and Schedule II are the responsibility of Allen & Company of Florida, Inc.'s management. Our audit procedures included determining whether Schedule I and Schedule II reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I and Schedule II. In forming our opinion on the Schedule I and Schedule II, we evaluated whether Schedule I and Schedule II, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I and Schedule II, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Lakeland, Florida
February 21, 2017

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS	
Cash	$ 1,060,507
Receivables	
Clearing organization	519,286
Commission	118,882
Employees	60,770
Other	1,677
Securities owned, at fair value (Note 2)	3,092,343
Equipment and leasehold improvements, less accumulated depreciation (Note 3)	1,027,112
Prepaid expenses and other assets	84,189
TOTAL ASSETS	$ 5,964,766
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 751,771
Commissions payable	291,010
Deferred compensation (Note 4)	750,624
Subordinated borrowings (Note 8)	1,057,143
Total liabilities	2,850,548
Commitments (Note 5)	
Stockholder's equity	
Class A common stock, $.10 par, shares authorized, 1,500,000; issued and outstanding, 662,714	66,271
Class B common stock, $.10 par, shares authorized, 500,000; issued and outstanding, 171,792	17,179
Additional paid-in capital	728,923
Retained earnings	2,301,845
Total stockholder's equity	3,114,218
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 5,964,766

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.

STATEMENT OF INCOME

Year ended December 31, 2016

Revenues	
Commissions	$ 15,705,411
Other	540,048
Interest and dividends	216,539
Unrealized gain	54,659
Total revenues	16,516,656
Expenses	
Employee compensation and benefits (Note 4)	12,261,190
Occupancy (Notes 5 and 7)	484,594
Clearance and exchange fees	463,749
Repairs and maintenance	392,864
Advertising	307,334
Depreciation expense	139,857
Office expenses	109,519
Legal and professional fees	109,037
Equipment rental	102,465
Charitable contributions	96,904
Other	92,652
Entertainment - Employee and outside	85,279
Dues - Regulatory and organizational	79,354
Corporate insurance	61,113
Training and seminars	59,145
Taxes and licenses	33,952
Communications and data processing	25,818
Interest	15,857
Realized losses on securities	14,280
Total expenses	14,934,963
Net income	$ 1,581,693

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year ended December 31, 2016

Subordinated borrowings at January 1, 2016	$	1,321,429
Decreases:		
Forgiveness of debt		(264,286)
Subordinated borrowings at December 31, 2016	$	1,057,143

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2016

	Common stock		Additional paid-in	Retained	
	Class A	Class B	capital	earnings	Total
Balance, January 1, 2016	$ 66,271	$ 17,179	$ 642,664	$ 2,075,151	$ 2,801,266
Stock Based Compensation	-	-	86,259	-	$ 86,259
Dividend Distribution	-	-	-	(1,355,000)	(1,355,000)
Net Income	-	-	-	$ 1,581,693	1,581,693
Balance, December 31, 2016	$ 66,271	$ 17,179	$ 728,923	$ 2,301,845	$ 3,114,218

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2016

Cash flows from operating activities	
Net income	$ 1,581,693
Adjustments to reconcile net income to net change in operating activities	
Depreciation expense	139,857
Forgiveness of debt	(264,286)
Change in assets and liabilities	
Receivables	97,723
Securities owned, net	59,947
Prepaid expenses and other assets	20,262
Accounts payable and accrued expenses	(146,615)
Commissions payable	5,610
Deferred compensation	187,300
Net change in operating activities	1,681,492
Cash flows from investing activities	
Purchases of equipment	(382,262)
Cash flows from financing activities	
Dividend distribution	(1,355,000)
Net change in financing activities	(1,355,000)
Net change in cash	(55,771)
Cash at beginning of year	1,030,018
Cash at end of year	$ 1,060,507

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity: Allen & Company of Florida, Inc. (the Company) is a fully disclosed introducing broker-dealer, clearing through First Clearing Corporation, registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Allen & Company Financial Corporation (ACFC).

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions: Securities transactions and related commission revenues and expenses are recognized on the trade date.

Receivables: The Company grants credit to its clearing organization and other companies in the financial services industry that it does business with. The Company also routinely grants credit to its officers, employees and affiliated companies. Interest is not normally charged on receivables. An allowance for uncollectible accounts is estimated and recorded based on management's judgment. At December 31, 2016, all receivables are considered collectible and no allowance is required.

Securities Owned: Securities owned are carried at fair value. Fair value generally represents publicly quoted values or amounts that approximate quoted values for securities of comparable credit quality. At year-end, these securities consisted primarily of publicly traded equities.

Equipment and Leasehold Improvements: Equipment is stated at cost and depreciated using either the straight-line or accelerated methods over the estimated useful lives of the assets. Leasehold improvements are depreciated using the straight-line method over the shorter of the useful life or the life of the lease.

Advertising: Advertising costs are expensed as incurred. Total advertising expense was $307,334 for the year ended December 31, 2016.

Income Taxes: The Company's net income (loss) is included in the tax return of ACFC. ACFC has elected to be taxed as an S corporation. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest and income tax expense, respectively. The Company has no amounts accrued for interest or penalties as of December 31, 2016.

Due to its pass-through status, the Company is not subject to U.S. federal and income tax or state income tax. The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next 12 months. Allen & Company Financial Corporation's U.S. federal and State of Florida returns that remain open and subject to exam are those for the years 2013, 2014 and 2015. Tax years prior to 2013 are no longer subject to examination by taxing authorities.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

The Company, under the correspondent clearing agreement with its clearing agent, has agreed to indemnify the clearing agent from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company's management believes any loss exposure is not material, and accordingly, the Company has not recorded any contingent liability in its financial statements.

Management does not believe there now are such matters that will have a material effect on the financial statements.

Concentration of Credit Risk: The Company maintains cash deposits in excess of the limit insured by the Federal Deposit Insurance Corporation (FDIC). Management believes the risk is managed by maintaining all deposits in high quality financial institutions.

NOTE 2 - FAIR VALUE

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the Company's principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of mutual funds are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

(Continued)

NOTE 2 - FAIR VALUE (Continued)

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2016 Using	
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Securities owned		
Mutual funds		
Money market funds	$ 977,795	$ -
International	580,380	-
Domestic - Municipal	526,219	-
Domestic - Growth	458,544	-
Domestic - Blend	234,031	-
Domestic - Value	160,588	
Bond index	66,320	-
Domestic - Commodities	44,497	-
Domestic - Real Estate	43,968	-
	$ 3,092,343	$ -

NOTE 3 - EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of equipment and leasehold improvements consist of:

Leasehold improvements	$ 1,664,992
Furniture and equipment	602,348
Computer equipment	288,713
	2,556,053
Less accumulated depreciation	1,528,941
	$ 1,027,112

(Continued)

NOTE 4 - EMPLOYEE BENEFITS

The Company sponsors a 401(k) savings plan covering all eligible employees. Employees may contribute up to 100 percent of their eligible compensation to the plan, subject to the limits of Section 401(k) of the Internal Revenue Code. Due to the creation of the Allen & Company Employee Stock Ownership Plan (ESOP) in 2012, the Company chose to discontinue its matching contributions to the plan effective on February 1, 2013. See Note 9 for additional information regarding the ESOP.

The Company has a non-qualified deferred compensation agreement with an employee that provides for specified future payments annually through 2023. The Company has recognized a liability of $131,100 at December 31, 2016, representing the future payments under the agreement.

The Company has another non-qualified deferred compensation plan with an employee that provides for payments upon the employee's death, disability or attainment of the normal retirement age. The Company has recognized a liability of $619,524 at December 31, 2016, representing the future payments under the agreement.

In 2011, the Company entered into an agreement with certain employees where the Company will accrue a certain amount each year based on Company operations which will be paid in full to the employee during the year ending 12/31/2018 as long as they remain employed through December 31, 2017. At December 31, 2016, the Company has accrued $191,486 which is included in accounts payable in accrued expenses on the accompanying statement of financial condition. The company expensed $30,600 related to this agreement for the year ended December 31, 2016, which is included in the employee compensation and benefits in the accompanying statement of income.

NOTE 5 - LEASES

The Company leases its Lakeland (Note 7), Winter Haven and Viera, Florida offices, a vehicle, and various other office equipment under noncancelable operating leases.

Future minimum rental payments required under leases that have initial or remaining noncancelable terms in excess of one year are approximately as follows:

2017	$ 430,078
2018	404,669
2019	400,356
2020	405,535
2021	325,463
Thereafter	934,636
	$ 2,900,737

Total rent and occupancy expense recognized in the accompanying statement of income for the year ended December 31, 2016 was $484,594.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. SEC Rule 15c3-1 also requires that the ratio of the Company's aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $2,660,875. The required minimum net capital was $250,000. The Company's aggregate indebtedness to net capital ratio was 67.4% at December 31, 2016.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company provides advances to its employees which are payable to the Company over a period of time through payroll deductions. The advances are interest bearing. The balance of employee advances at December 31, 2016 is $38,749.

The Company has one note receivable from an employee. The note is non-interest bearing and is being forgiven through a service credit earned each month of employment that is equal to the monthly payment that would otherwise be due. The note is due in July 2017. The balance of the note receivable at December 31, 2015 is $22,021.

The Company leases its Lakeland office from a partnership controlled by an officer of the Company. The lease is currently payable $21,737 monthly and contains annual escalation provisions. Rent expense related to the Lakeland office included in the accompanying income statement was $253,241 for the year ended December 31, 2016. The lease expires in December 2024.

NOTE 8 - AUCTION RATE PREFERRED SECURITIES

In October 2012, the Company's clients owned $9,175,000 worth of auction rate preferred securities ("ARPs"). Those ARPs had been illiquid since February 2008. The Company purchased ARPs from their clients and then sold the purchased ARPs, resulting in a difference between par value and the bid, which would be the loss associated with each ARP.

The Company's clearing organization agreed to provide a subordinated loan to pay for approximately 85% of that loss with the Company assuming the remaining 15% of the loss. The Company entered into a subordinated loan agreement with their clearing organization in order to fund the purchase of the ARPs from the clients. Since the loan is subordinated, it is not considered part of aggregated indebtedness for net capital computation. The subordinated loan agreement is a forgivable loan over seven years with an adjustable interest rate of prime minus 1.50%. The debt forgiveness requires the Company to perform under the terms of the agreement including a continued relationship with the clearing firm. The Company records the debt forgiveness on a straight-line basis of one-seventh per year, or $264,286, for each of the years for 2014 through 2020, which is included in other revenue in the accompanying statement of income. This amount will differ slightly from the annual change in the termination amounts listed below. Interest is payable annually. There are no payments due on the loan; however, the Company would be required to pay an amount in the event they cancelled their clearing agreement with their clearing organization.

The amount due in the event of termination is as follows:

Termination on or prior to	
February 28, 2014	$ 1,850,000
February 28, 2015	1,600,000
February 28, 2016	1,350,000
February 28, 2017	1,100,000
February 28, 2018	850,000
February 28, 2019	600,000
February 28, 2020	350,000

NOTE 9 - EMPLOYEE STOCK OWNERSHIP PLAN

ACFC created a leveraged employee stock ownership plan ("ESOP") in December 2012 that covers substantially all employees of the Company who are over twenty-one (21) years of age and have completed one year of service. They must also have 1,000 hours of service during that one-year period. On December 26, 2012, the ESOP purchased 1,014,681 shares of the ACFC's common stock from a shareholder for $2,100,390. The purchase of these shares was funded by two notes payable ("ESOP notes payable") to the shareholder and the bank from the ESOP and these notes payable have since been paid in full. The ESOP notes payable between the ESOP and the ACFC's shareholder and bank are a direct obligation of ACFC as the sponsor of the ESOP. As of December 31, 2015, this note payable to the ACFC shareholder had been paid in full.

On September 27, 2016, the ESOP purchased 710,900 shares of the ACFC's common stock from a shareholder for $1,499,999. The purchase of these shares was funded by two notes payable ("ESOP notes payable 2") to the shareholder and the bank from the ESOP in the amount of $1,499,999. The ESOP notes payable between the ESOP and the ACFC's shareholder and bank are a direct obligation of ACFC as the sponsor of the ESOP.

The ESOP provides for discretionary contributions by ACFC that are at least equal to the ESOP's debt service. As the debt is repaid, shares are released from the suspense account based on the proportion of the principal and interest paid in the year on the outstanding balance of principal, plus interest, due on the debt and are allocated to active employees. Contributions were allocated in 2016 based on the payments made in 2015. The total cost of the allocated shares was $582,200. In 2016, ACFC contributed $398,757 for principal and interest payments on the outstanding loan balances associated with the ESOP. ACFC receives money from the Company via distributions to fund the contributions. The fair market value of the ESOP shares is determined on an annual basis by an independent appraisal. The value as of August 31, 2016 was $2.11 per share.

NOTE 10 - INCENTIVE STOCK OPTION PLAN

In 2013, the Company created an Incentive Stock Option Plan (ISO) to allow selected key members of the Company an option to purchase Class B non-voting common stock of the Company. As of December 31, 2016, the Company has granted the option to purchase up to 200,000 shares at a price of $1.74 to one employee. In 2016, there were 200,000 options for shares of Class B non-voting stock that could be exercised. Any options not exercised in the first year in which they are permitted to be exercised may be exercised in subsequent years, until they expire on August 18, 2023. For year ending December 31, 2016 there were no additional grants. At year-end, no shares have been exercised. The Company has recognized stock based compensation expense in the amount of $86,259 for the year ending December 31, 2016, which has been recorded as additional paid-in capital and included in employee compensation and benefits in the accompanying statement of income.

SUPPLEMENTARY INFORMATIONS

ALLEN & COMPANY OF FLORIDA, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2016

Total stockholder's equity	$	3,114,218
Add		
Liabilities subordinated to claims of general creditors allowable in computation		1,057,143
Deduct		
Non-allowable assets		1,173,748
Net capital before haircuts on securities positions		2,997,613
Deduct		
Investment securities haircuts		336,738
Net capital	$	2,660,875
Computation of net capital requirement -		
Minimum net capital required	$	250,000
Excess net capital	$	2,410,875
Aggregate indebtedness	$	1,793,405
Ratio of aggregate indebtedness to net capital		67.4%

There are no material differences between the amounts reported above and the amended FOCUS report for the year ended December 31, 2016 filed on February 21, 2017.

The amended FOCUS report filed on February 21, 2017, differs from the original unaudited FOCUS report filed on January 20, 2017, primarily as a result of audit adjustments related to the accrual of bonuses. A reconciliation of amounts reported in the original FOCUS report to amounts reported in the amended FOCUS report for the year ended December 31, 2016 is provided below:

	Per Original FOCUS Report	Effect of Audit Adjustments	Per Amended FOCUS Report
Total stockholder's equity	$ 3,311,604	$ (197,386)	$ 3,114,218
Net capital	2,858,261	(197,386)	2,660,875
Excess net capital	2,608,261	(197,386)	2,410,875
Aggregate indebtedness	1,477,137	316,268	1,793,405
Ratio of aggregate indebtedness to net capital	52%	15%	67%

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
December 31, 2016

Allen & Company of Florida, Inc. (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) and paragraph (k)(2)(ii) of the Rule. For purposes of paragraph (k)(2)(ii) all customer transactions are cleared through First Clearing Corporation, LLC, on a fully disclosed basis.

SUPPLEMENTAL REPORTS


ALLEN & COMPANY℠
EST. 1932

1401 South Florida Avenue | Lakeland, FL 33803
p. 863.688.9000 f. 863.616.6354 toll free 800.950.2526
alleninvestments.com
Member FINRA/SIPC

EXEMPTION REPORT

Allen & Company of Florida, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*:

(k)(2)(i) – Allen & Company maintained a "Special Account for the Exclusive Benefit of customer.

(k)(2)(ii) – All customer transactions cleared through First Clearing Corporation, LLC, another broker-dealer on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the fiscal year ended December 31, 2016, without exception.

Allen & Company of Florida, Inc.

I, Michael Walker, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Michael Walker

Title:

Vice President & CFO

2/21/17



Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Allen & Company of Florida, Inc.
Lakeland, Florida

We have reviewed management's statements, included in the accompanying Allen & Company of Florida, Inc. Exemption Report, in which (1) Allen & Company of Florida, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Allen & Company of Florida, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(i) and (2)(ii), (the "Exemption Provisions") and (2) Allen & Company of Florida, Inc. stated that Allen & Company of Florida, Inc. met the identified exemption provisions throughout the fiscal year ended December 31, 2016, without exception. Allen & Company of Florida, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allen & Company of Florida, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP

Crowe Horwath LLP

Lakeland, Florida
February 21, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: ALLEN & COMPANY OF FLORIDA, INC. [13]

SEC. FILE NO.: 8-09877 [14]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

1401 SOUTH FLORIDA AVENUE [20]
(No. and Street)

FIRM ID NO.: 25 [15]

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/16 [24]

AND ENDING (MM/DD/YY): 12/31/16 [25]

LAKELAND [21] (City) FL [22] (State) 33803 [23] (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT(Area code) - Telephone No.

Kristen Benton [30] (863) 616-6050 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ______

Manual Signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ALLEN & COMPANY OF FLORIDA, INC. N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/16 [99]
SEC FILE NO. 8-09877 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 1,060,507	200			$ 1,060,507	750
2. Receivables from brokers or dealers:						
A. Clearance account	519,286	295				
B. Other	118,882	300	$ 22,021	550	660,189	810
3. Receivables from non-customers		355	40,426	600	40,426	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	3,092,343	424				
E. Spot commodities		430			3,092,343	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.		490	1,027,112	680	1,027,112	920
11. Other assets		535	84,189	735	84,189	930
12. Total Assets	$ 4,791,018	540	$ 1,173,748	740	$ 5,964,766	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC. as of 12/31/16

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other		291,010	1115		1305	291,010	1540
15. Payable to non-customers		63,125	1155		1355	63,125	1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other		497,160	1205		1385	497,160	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:				1,057,143	1400	1,057,143	1710
1. from outsiders	$ 1,057,143 [970]						
2. Includes equity subordination (15c3-1(d)) of	$ [980]						
B. Securities borrowings, at market value					1410		1720
from outsiders	$ [990]						
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders	$ [1000]						
2. includes equity subordination (15c3-1(d)) of	$ [1010]						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		942,110	1220		1440	942,110	1750
20. TOTAL LIABILITIES		$ 1,793,405	1230	$ 1,057,143	1450	$ 2,850,548	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			83,450	1792
C. Additional paid-in capital			728,923	1793
D. Retained earnings			2,301,845	1794
E. Total			3,114,218	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 3,114,218	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 5,964,766	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ALLEN & COMPANY OF FLORIDA, INC. as of 12/31/16

COMPUTATION OF NET CAPITAL

Item		Code		Code
1. Total ownership equity from Statement of Financial Condition			$ 3,114,218	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			3,114,218	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			1,057,143	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 4,171,361	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 1,173,748	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(1,173,748)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 2,997,613	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	336,738	3734		
D. Undue concentration		3650		
E. Other (List)		3736	(336,738)	3740
10. Net Capital			$ 2,660,875	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC. as of 12/31/16

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	119,560	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14. Excess net capital (line 10 less 13)	$	2,410,875	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	2,360,875	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	1,793,405	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	1,793,405	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	67.40	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	25.34	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC.

For the period (MMDDYY) from 10/01/16 [3932] to 12/31/16 [3933]
Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Sub-amount	Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 224,936	3935
b. Commissions on listed option transactions		3,604	3938
c. All other securities commissions		17,851	3939
d. Total securities commissions		246,391	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profits (losses) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		2,198,343	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		1,654,603	3975
8. Other revenue		284,144	3995
9. Total revenue		$ 4,383,481	4030

EXPENSES

Item	Sub-amount	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits		3,389,320	4115
12. Commissions paid to other brokers-dealers		48,729	4140
13. Interest expense		3,964	4075
a. Includes interest on accounts subject to subordination agreements	3,964 [4070]		
14. Regulatory fees and expenses		25,035	4195
15. Other expenses		606,668	4100
16. Total expenses		$ 4,073,716	4200

NET INCOME

Item	Sub-amount	Amount	Code
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 309,765	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles		(39,701)	4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 270,064	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal Income taxes and extraordinary items	(114,303)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ALLEN & COMPANY OF FLORIDA, INC.

For the period (MMDDYY) from 10/01/16 to 12/31/16

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 3,632,895	4240
A. Net income (loss)		270,064	4250
B. Additions (includes non-conforming capital of	$ [4262])	86,259	4260
C. Deductions (includes non-conforming capital of	$ [4272])	875,000	4270
2. Balance, end of period (from item 1800)		$ 3,114,218	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 1,057,143	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$ 1,057,143	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC. as of 12/31/16

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) $ ______ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . X [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

Wells Fargo Clearing Services, LLC [4335] X [4570]

D. (k) (3) - Exempted by order of the Commission . . . . ______ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c) (2) (iv) Liabilities

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2016 [8004]
or if less than 12 months

Report for the period beginning ________ [8005] and ending ________ [8006]
MM DD YY MM DD YY

SEC FILE NUMBER	
8-09877	[8011]

1. NAME OF BROKER DEALER

ALLEN & COMPANY OF FLORIDA, INC. [8020] N 9

OFFICIAL USE ONLY

Firm No M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME :	[8053]		[8057]
NAME :	[8054]		[8058]
NAME :	[8055]		[8059]
NAME :	[8056]		[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers:
(enter applicable code: 1=Yes 2=No) 2 [8073]

4. Respondent is registered as a specialist on a national securities exchange:
(enter applicable code: 1=Yes 2=No) 2 [8074]

5. Respondent makes markets in the following securities:
   (a) equity securities . . . . (enter applicable code: 1=Yes 2=No) 2 [8075]
   (b) municipals . . . . (enter applicable code: 1=Yes 2=No) 2 [8076]
   (c) other debt instruments. . . . . (enter applicable code: 1=Yes 2=No) 2 [8077]

6. Respondent is registered solely as a municipal bond dealer:
(enter applicable code: 1=Yes 2=No) 2 [8078]

7. Respondent is an insurance company or an affiliate of an insurance company:
(enter applicable code: 1=Yes 2=No) 2 [8079]

8. Respondent carries its own public customer accounts:
(enter applicable code: 1=Yes 2=No) 2 [8084]

9. Respondent's total number of public customer accounts:
(carrying firms filing X-17A-5 Part II only)
   (a) Public customer accounts . . . . [8080]
   (b) Omnibus accounts . . . . [8081]

10. Respondent clears its public customer and/or proprietary accounts:
(enter applicable code: 1=Yes 2=No) 2 [8085]

FOCUS REPORT

Schedule I

page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

	Value	Code
(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing	1	8089
(e) Other		8090

If Other please describe:

	Value	Code
(f) Not applicable		8091

12.(a) Respondent maintains membership(s) on national securities exchanges(s):

	Value	Code
(enter applicable code 1=Yes 2=No)	2	8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

	Value	Code
(1) NYSE AMEX, LLC		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

	Value	Code
(a) Number of full-time employees	69	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	60	8102

	Value	Code
14. Number of NASDAQ stocks respondent makes market		8103
15. Total number of underwriting syndicates repondent was a member		8104

Carrying or clearing firms filing X-17A Part II)

16. Number of respondent's public customer transactions:

	Value	Code
Actual		8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange		8107
(b) equity securities transactions effected other than on a national securities exchange		8108
(c) commodity, bond, option and other transactions effected on or off a national securities exchange		8109

FOCUS REPORT
Schedule I
page 3

Item	Value	Code
17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code 1=Yes 2=No)	1	8111
18. Number of branch offices operated by respondent	3	8112
19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with, a U.S. bank (enter applicable code 1=Yes 2=No)	2	8130
(b) Name of parent or affiliate		8131
(c) Type of institution		8132
20. Respondent is an affiliate or subsidary of a foreign broker-dealer or bank (enter applicable code 1=Yes 2=No)	2	8113
21. (a) Respondent is a subsidary of a registered broker-dealer (enter applicable code 1=Yes 2=No)	2	8114
(b) Name of parent		8116
22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code 1=Yes 2=No)	1	8115
23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code 1=Yes 2=No)*	2	8117
24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	$ 596,280	8118

*Required in any Schedule I filed for the calendar year 1978 and succeeding years

FINRA Miscellaneous Information

Item	Value	Code
Annual Municipal Income	$ 61,041	8151

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Independent Accountants' Report on Applying Agreed-Upon Procedures

Board of Directors of
Allen & Company of Florida, Inc.
Lakeland, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Allen & Company of Florida, Inc. ("the Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist the Company and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported in the annual audited financial statements with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting a difference of $68,938. Total revenue per the financial statements is $16,516,656, and total revenue per the Form SIPC-7 is $16,447,718;
3. Compared any adjustments reported in Form SIPC-7, with supporting schedules and working papers supporting adjustments noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments nothing no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed noting there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Crowe Horwath LLP

Lakeland, Florida
February 21, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2016**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2121*********************MIXED AADC 220
9877 FINRA DEC
ALLEN & COMPANY OF FLORIDA INC
1401 S FLORIDA AVE
LAKELAND FL 33803-2291

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4,221

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,343)

7/22/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,878

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $ 1,878

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Allen & Company of Florida, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18th day of February, 20 17.

Finance Administrator
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2016**
and ending **12/31/2016**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 16,447,718
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	14,280
Total additions	14,280
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	14,549,757
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	202,982
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	5,149
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 15,856	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	15,856
Total deductions	14,773,744
2d. SIPC Net Operating Revenues	$ 1,688,254
2e. General Assessment @ .0025	$ 4,221

(to page 1, line 2.A.)



Crowe Horwath LLP
Independent Member Crowe Horwath International

Board of Directors
Allen & Company of Florida, Inc.
Lakeland, Florida

In planning and performing our audit of the financial statements of Allen & Company of Florida, Inc. ("Company") as of and for the year ended December 31, 2016, in accordance with the standards established by the Public Company Accounting Oversight Board, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain matters in internal control that we are required to or wish to communicate to you. Matters communicated in this letter are classified as follows.

- Deficiency – A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

- Significant Deficiency – A deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

- Material Weakness – A deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Unrestricted Great Plains Server Local Admin Access	**Material Weakness**
Control Deficiency:	For a period of time during the year, all network users had the ability to perform administrator activities to the Great Plains server, which includes administrator rights to the Great Plains database (SQL). Additionally, Michael Walker (CFO) and Sarah Hodges (Finance Administration Associate) are inheriting admin rights to the server from their Domain Admin access, reflecting a segregation of duties concern.
Recommendation:	This level of access should be restricted to the absolute minimum number of appropriate individuals possible.
Management Response:	The access was an inadvertent setting that occurred during our transition to outsource our IT functions. It was immediately rectified upon discovery. Logs were also verified to ensure that no individuals had accessed the systems during that brief period of time.

Great Plains and Network Change Management Process	Significant Deficiency
Control Deficiency:	We were unable to obtain a complete population of changes applied to the Great Plains application or underlying infrastructure during the audit period. The application does not have the ability to produce system generated logs of changes. Management recently implemented TrackIT as their ticketing system to track all changes applied in their IT environment. However, this procedure to track all changes through TrackIT did not reach maturity before the start of the audit period, and therefore, some changes applied were tracked outside of TrackIT.
Recommendation:	All changes and approvals should be tracked and documented through formal change management tickets.
Management Response:	As stated, a new tracking system, TrackIT, has been utilized for tracking system changes, including approvals. All previous changes applied were documented and approved, just not within the TrackIt system.

Tracking and Accrual of Trails	Significant Deficiency
Control Deficiency:	There is currently no tracking performed by the Company to ensure that the trail income received is complete and accurate. Trails are earned over time and are subsequently received by check to the Company's location and are logged and entered into the system. The Company does not verify that the amounts received are appropriate given the asset base on which the trails are due. Amounts subsequently received are backdated as the prior month's accrual (i.e., recorded as revenue and a receivable).
Recommendation:	We recommend that the Company develop a tracking system whereby asset bases are estimated and an overall estimation of trails to be received is calculated. This would then be compared to actual trails received and variances in excess of a determined threshold will be investigated.
Management Response:	Management has a thorough review process that includes asset comparisons, budget comparisons, as well as, historical comparisons to detect variances. Our advisors also have the ability to access their commission detail through a web-based program, Xtiva. It can be reviewed daily and discrepancies are reported for investigation. Management will take the recommendation under advisement and engage our clearing company for their guidance on the tracking of trailing commissions.

This report is intended solely for the information and use of the Audit Committee, Board of Directors, management and others within the organization and regulatory agencies and is not intended to be and should not be used by anyone other than these specified parties.

The Company's written response to the significant deficiencies and material weakness identified in our audit was not subjected to the auditing procedures applied in the audit of the financial statements and, accordingly, we express no opinion on it.



Crowe Horwath LLP

Lakeland, Florida
February 21, 2017